NEVSUN RESOURCES LTD.

Consolidated Financial Statements

Years ended December 31, 2009 and 2008

(Expressed in United States Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Nevsun Resources Ltd. are the responsibility of management.

The financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles.  These statements include some amounts that are based on management’s best estimates and judgments.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Financial information used elsewhere in annual filings is consistent with that in the financial statements.

The Company maintains a system of internal control which provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors.  The Audit Committee meets periodically with management, as well as the external auditors, to review the financial statements and to satisfy itself that each party is properly discharging its responsibilities.

The external auditors, KPMG LLP, have been appointed by the shareholders to render their opinion on the financial statements.  The auditors have full and free access to the Audit Committee and their report is included herein.

“Cliff T. Davis”

Cliff T. Davis

Chief Executive Officer

“Peter J. Hardie”

Peter J. Hardie

Chief Financial Officer

March 12, 2010

KPMG LLP                                                                    Telephone     (604) 691-3000

Chartered Accountants                                                     Fax              (604) 691-3031

PO Box 10426 777 Dunsmuir Street                                     Internet          www.kpmg.ca

Vancouver BC V7Y 1K3

Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nevsun Resources Ltd. (the "Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada

March 12, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP                                                                    Telephone     (604) 691-3000

Chartered Accountants                                                     Fax              (604) 691-3031

PO Box 10426 777 Dunsmuir Street                                     Internet          www.kpmg.ca

Vancouver BC V7Y 1K3

Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nevsun Resources Ltd.

We have audited Nevsun Resources Ltd. (the "Company")’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 12, 2010, expressed an unqualified opinion on those consolidated financial statements.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada

March 12, 2010

KPMG LLP is a Canadian limited liability partnership and a member firmof the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

NEVSUN RESOURCES LTD.

Consolidated Balance Sheets

(Expressed in United States dollars)

\

		December 31, 2009		December 31, 2008
Assets

Current assets:
Cash and cash equivalents		$29,066,637		$40,655,348
Short-term investments (note 6)		1,283,730		290,969
Accounts receivable and prepaids (note 7)		3,200,506		1,841,612
Inventory		2,275,711		207,290

Property, plant and equipment (note 8)		125,926,349		43,394,916

	$		$

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$13,080,482		$10,312,079

Asset retirement obligation (note 9)		410,000		-
Minority interest related amounts (note10)		81,804,805		38,530,955

Shareholders’ equity:
Share capital (note 11)		272,708,210		240,421,472
Contributed surplus		13,563,672		12,484,114
Accumulated other comprehensive income		1,052,036		-
Deficit		(220,866,272)		(215,358,485)
				37,547,101
	$		$

Commitments and contingencies (note 14)

Subsequent events (note 16)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“R. Stuart Angus”	Director	“Robert J. Gayton”	Director
R. Stuart Angus		Robert J. Gayton

NEVSUN RESOURCES LTD.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States dollars)

Years ended December 31, 2009 and 2008

		2009		2008

Operating costs and expenses
Depreciation and amortization		$5,772		$7,940
Exploration		569,775		527,058
General and administrative		4,886,677		5,586,994

Loss from operations		(5,462,224)

Foreign exchange loss		(444,393)		(24,109)
Impairment of short-term investments (note 6)		(45,112)		(2,438,264)
Interest income		30,424		935,033
Other income and expenses		413,518		(12,161)

Loss from continuing operations

Income from discontinued operations (note 12)		-		1,975,282

Loss for the year

Other comprehensive income		1,052,036		230,244

Comprehensive loss for the year	$		$

Weighted average number of common shares outstanding		130,333,425		128,072,144
Basic and diluted loss per share from continuing operations		$(0.04)		$(0.06)
Basic and diluted income per share from discontinued operations		$-		$0.02
Basic and diluted loss per share		$(0.04)		$(0.04)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2009 and 2008

		2009		2008
Cash provided by (used for):

Operations:
Loss from continuing operations		$(5,507,787)		$(7,661,493)
Items not involving the use of cash
Depreciation and amortization		5,772		7,940
Stock based compensation		1,696,343		1,778,431
Loss on disposal of assets		1,664		871
Impairment of short-term investments		45,112		2,438,264
(Gain) loss on sale of short-term investments		(45,912)		11,294
Changes in non-cash operating capital:
Accounts receivable and prepaids		(193,113)		(10,065)
Accounts payable and accrued liabilities		739,275		121,160

Investments:
Proceeds on disposal of short term investments		27,926		31,832
Proceeds on disposal of Ghana property		-		3,042,411
Proceeds on reduction of Bisha property interest		-		25,000,000
Expenditures on property, plant and equipment		(80,533,258)		(41,837,384)
Changes in non-cash working capital related to investing activities		(1,172,927)		7,296,925
				(6,466,216)

Financing:
Loan proceeds from minority interest		20,000,000		-
Advances by minority interest		21,860,000		13,135,000
Issuance of shares, net of issue costs		31,488,194		46,849

Increase (decrease) in cash and cash equivalents from continuing operations		(11,588,711)		3,402,035

Increase in cash and cash equivalents from discontinued operations (note 12)		-		16,791,323

Increase (decrease) in cash and cash equivalents		(11,588,711)

Cash and cash equivalents, beginning of year		40,655,348		20,461,990

Cash and cash equivalents, end of year	$		$

Non-cash investing and financing transactions
Reclassification of contributed surplus to share capital upon exercise of shares		$798,544		$14,648
Amortization capitalized to property, plant and equipment		699,778		167,251
Stock based compensation capitalized to property, plant and equipment (note 11(c))		181,757		175,716
Asset retirement increase in property, plant and equipment (note 9)		410,000		-
Interest capitalized to property, plant and equipment		1,865,024		395,955
Loss on disposal of assets capitalized to property, plant and equipment		-		63,785
Shares for debt		-		362,717

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Consolidated Statements of Shareholders’ Equity

(Expressed in United States dollars)

Years ended December 31, 2009 and 2008

	Number of shares (note 16)	Share capital (note 11)	Contributed surplus	Accumulated other comprehensive Income (loss)	Deficit
December 31, 2007	127,864,322	239,997,257	10,544,616	(230,244)	(209,672,274)
Exercise of options	135,000	46,850	-	-	-
Transfer to share capital on exercise of options	-	14,648	(14,648)	-	-
Shares for debt	290,000	362,717	-	-	-
Stock based compensation	-	-	1,954,146	-	-
Impairment of available-for-sale investments (net of tax)	-	-	-	2,438,264	-
Unrealized loss on available-for-sale investments	-	-	-	(2,217,731)	-
Realized loss on available- for-sale investments (net of tax)	-	-	-	9,711	-
Loss for the year	-	-	-	-	(5,686,211)

December 31, 2008	128,289,322	240,421,472	12,484,114	-	(215,358,485)
Exercise of options	672,500	1,368,268	-	-	-
Transfer to share capital on exercise of options	-	798,544	(798,544)	-	-
Stock based compensation	-	-	1,878,102	-	-
Private placement, net issuance of costs	11,500,000	30,119,926	-	-	-
Impairment of available-for-sale investments (net of tax)	-	-	-	45,112	-
Unrealized gain on available-for-sale investments	-	-	-	1,052,836	-
Realized gain on sale of available-for-sale investments (net of tax)	-	-	-	(45,912)	-
Loss for the year	-	-	-	-	(5,507,787)
December 31, 2009	140,461,822	$272,708,210	$13,563,672	$ 1,052,036	$(220,866,272)

See accompanying notes to consolidated financial statements

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

1. Nature of business
Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration and development business in Africa.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its mineral properties and construction in progress are dependent upon the availability of the necessary financing to complete the development of such mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests.  Future profitable production is primarily dependent on the quality of ore resources, future metal prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation.  While the Company actively tries to manage these risks, many of these factors are beyond its control.  The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2. Significant accounting policies
(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of the Company and its subsidiaries.  All material intercompany balances and transactions have been eliminated on consolidation.

As the United States dollar is the principal currency of the Company’s business, except where specifically noted, these consolidated financial statements are expressed in United States dollars.
(b) Use of estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of estimates and assumptions relate to the determination of impairment of long-lived assets and short-term investments, determination of mineral reserves, valuation of stock-based compensation, future income tax asset valuation reserves and asset retirement obligations among others.  Actual results could differ from those estimates.

(c) Cash equivalents
Cash equivalents are comprised of highly liquid investments having original terms to maturity of 90 days or less when acquired.
(d) Short-term investments

Short-term investments are composed of equity investments.  The Company has classified such investments as available-for-sale and records them at fair value based upon quoted market prices, with unrealized gains and losses recorded in other comprehensive income.  Any impairment losses are recorded as incurred in the Statement of Operations and Comprehensive Loss.

(e) Inventories
Materials and supplies are valued at the lower of average cost and net realizable value.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

2. Significant accounting policies (continued)

(f) Exploration
Exploration costs are charged to earnings as they are incurred until the decision to proceed with development of the related property is made.
(g) Property, plant and equipment
(i) Plant and equipment

Plant and equipment is recorded at cost.  Plant and equipment associated with mining operations is depreciated over the estimated lives of the assets on a units of production basis or declining balance basis, as appropriate.  All other equipment is amortized over the life of the assets using the declining balance method at rates of 20% to 30% per annum, as appropriate.

(ii) Mineral properties

Costs related to the acquisition of mineral properties are capitalized on a property-by-property basis. Additional costs related to mineral properties are capitalized when it has been established that a mineral deposit is commercially mineable by the Company and a decision has been made to proceed with development.  Development expenditures, including finance related costs, are capitalized as incurred until commencement of production.

Such capitalized acquisition costs and deferred development expenditures are written down to their estimated fair value when either there is little prospect of further work on a property being carried out by the Company, or a property is abandoned, or the future discounted cash flows related to the property are estimated to be less than the carrying value of the property.

Mineral properties and deferred costs are, upon commencement of commercial production, amortized over the estimated life of the property on a units of production basis.
(iii) Asset retirement obligation

Upon environmental disturbance that the Company is legally required to remediate, the Company records a liability for the estimated fair value of liabilities for reclamation and closure activities and the resulting costs are capitalized to the corresponding asset.  The fair value of the reclamation and closure liability is estimated using the expected cash flow approach discounted at a credit-adjusted risk free interest rate.  The capitalized amount is amortized on the same basis as the related asset.  The liability is adjusted for the accretion of the discounted obligation and any changes in the amount or timing of the underlying future cash flows.

(iv) Impairment of long-lived assets

The Company assesses the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment loss recognized will be the amount by which the carrying amount of the asset exceeds its fair value.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

2. Significant accounting policies (continued)

At each reporting period, the Company reviews the carrying value of its long-lived assets.  These reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value.  The determination of future cash flows is dependent on a number of factors, including future metal prices, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs.  Additionally, the reviews take into account factors such as political, social and legal and environmental regulations.  These factors may change due to changing economic conditions or the accuracy of certain assumptions.  The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects.

(h) Share capital

The Company records proceeds from share issuances net of issue costs.  Common shares issued for consideration other than cash are valued based on their market value at the date the agreement to issue shares was concluded.

(i) Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign operations for accounting purposes.  Accordingly, transactions and account balances originally stated in currencies other than the United States dollar have been translated into United States dollars as follows:

•

Revenue and expense items at the rate of exchange in effect on the dates they occur;

•

Non-monetary assets and liabilities at historical exchange rates;

•

Monetary assets and liabilities at the exchange rate at the balance sheet date; and

Exchange gains and losses are recorded as income or expense in the period in which they occur.

(j) Financial instruments

The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair values of advances and loan by minority interest is estimated to approximate its carrying value as long-term liabilities are carried at the current estimate of fair value of the related obligations.

(k) Stock-based compensation

The Company has a stock option plan that is described in note 11(c).  The Company records all stock-based liabilities incurred using the fair value method.  Under the fair value method, stock-based compensation is measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable and is amortized on a straight-line basis over the vesting period.  The offset to the recorded cost is to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

2. Significant accounting policies (continued)

(l) Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, the loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  In the Company’s case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

(m) Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.  To the extent that the realization of future income tax assets is not considered to be more likely than not, a valuation allowance is provided.

3. Adoption of new accounting standards
(a) On January 1, 2008 the Company adopted the following four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA):
(i) Inventories, Section 3031

This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. Any items not meeting the definition of inventory, including significant long-term capital spares, are required to be reclassified to property, plant and equipment.  This section also provides guidance on the reversal of previous write-downs in certain circumstances.  The Company’s inventories are carried at cost.  The adoption of this standard had no material impact on the Company’s financial statements.

(ii) Financial Instruments – Disclosures and Presentation, Sections 3862 and 3863

Effective January 1, 2008 the Company adopted the recommendations of CICA Handbook Section 3862. Financial Instruments - Disclosures (section 3862).  Section 3862 provides standards for disclosures about financial instruments, including disclosures about fair value and credit, liquidity and market risks associated with the financial instruments.  Disclosure requirements pertaining to this section are in note 4.  Section 3863 provides standards for presentation of financial instruments and non-financial derivatives.  Effective January 1, 2009 the Company also adopted further amendments to 3862 which add additional disclosures about fair value measurement for financial instruments and liquidity risk disclosures.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

3. Adoption of new accounting standards (continued)

(iii) Capital Disclosures, Section 1535

Effective January 1, 2008 the Company adopted the recommendations of the CICA Handbook Section 1535, Capital Disclosures.  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.  Disclosure requirements are set out in note 5.

(b) On January 1, 2009 the Company adopted the following new accounting standard that was issued by the CICA:
(i) Goodwill and Intangible Assets, Section 3064

Effective January 1, 2009 the Company adopted the recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets.  This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Section 3064 requires the expensing of start-up costs unless those costs satisfy specific capitalization criteria.  Concurrent with the adoption of this standard, EIC-27, “Revenues and Expenditures in the Pre-operating Period,” was withdrawn.  The adoption of this standard had no material impact on the Company’s financial statements.

(c)

The CICA adopted International Financial Reporting Standards (IFRS) for implementation on January 1, 2011. In Q3 2009, the Company applied to and received from the Canadian Securities Administrators an exemption to begin reporting its financial results in accordance with IFRS for financial periods beginning January 1, 2010 and a transition date of January 1, 2009.  The Company will adopt IFRS one year in advance of the date announced by the CICA and has identified the differences between IFRS and Canadian GAAP and assessed how those differences will affect the reporting of financial information.  The Company’s implementation plan has included assessing the effect of adoption of IFRS on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and personnel resources and training.  The Company’s implementation plan will ensure an effective transition to IFRS and as of the date of these financial statements the plan has been substantially completed.

4. Financial instruments and risk management

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments.  The Company classified its financial instruments as follows:  Cash and cash equivalents as held-for-trading; short-term investments as available for sale and measured at fair value; accounts receivable as loans and receivables and measured at amortized cost; accounts payable and accrued liabilities as other financial liabilities and measured at amortized cost.

The Company has exposure to the following risks from its use of financial instruments: • credit risk, • liquidity risk, and • market risk.

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, procedures and processes for measuring and managing risk, and the Company’s management of capital.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

4. Financial instruments and risk management (continued)

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s risk management procedures are established to identify and analyze the risks faced by the Company.  The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management procedures and processes and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a) Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables and its investment securities.

(i) Cash equivalents

The Company limits its exposure to credit risk by only investing in highly liquid securities and only with counterparties that have a strong credit rating.  Given these high credit ratings, management does not expect any counterparty to fail to meet its obligations.

(ii) Receivables

The Company’s receivables are due primarily from value-added-tax (VAT) paid in South Africa and prepaid project insurances.  Management does not expect these counterparties to fail to meet their obligations.

(iii) Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.  All financial assets of the Company have contractual maturities of less than 90 days.  The maximum exposure to credit risk at the reporting date was:

	2009	2008
Cash and cash equivalents	$29,066,637	$40,655,348
Accounts receivable	1,596,512	244,204
	$30,663,149	$40,899,552

The Company does not have receivables or deposits that it considers impaired or otherwise uncollectible.
(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on hand to meet expected operational expenses including the servicing of financial obligations, if any; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

4. Financial instruments and risk management (continued)

The contractual financial liabilities of the Company as of December 31, 2009 equal $69,885,287 (December 31, 2008 - $23,843,034).  The undiscounted cash flows of the liabilities are equal to their contractual amounts. All of the liabilities presented as accounts payable and accrued liabilities are due within ninety days of December 31, 2009.  The loan from minority interest (note 10(b)) is scheduled for repayment over six semi-annual payments commencing on January 10, 2011.

(c) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

(i) Currency risk

The Company’s functional currency is the United States Dollar (USD).  The Eritrean Nakfa (ERN) is directly tied to the USD and, accordingly, is not a currency risk in terms of the functional currency.  The Company is exposed to currency risk on settlements of purchases that were denominated in currencies other than the functional currency.  The currency exposures are primarily to the European Euro (EUR), Canadian Dollar (CAD), British Pound (GBP), and the South African Rand (ZAR).

The following is a break-down of financial assets and liabilities denominated in foreign currencies to which the Company is exposed:

	December 31, 2009
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	1,013,147	-	-
Accounts receivable	-	197,848	-	6,684,188
Trade payables	(108,075)	(616,509)	(23,304)	(11,267,100)
Total	(108,075)	594,486	(23,304)	(4,582,912)
USD foreign exchange rate	0.70	1.05	0.63	7.42
Balance sheet exposure in equivalent USD	(154,393)	566,177	(36,990)	(617,643)

	December 31, 2008
	EUR	CAD	GBP	ZAR
Cash and cash equivalents	-	412,718	-	-
Accounts receivable	-	36,692	-	1,612,773
Trade payables	(66,981)	(551,092)	(192,426)	(30,651,314)
Total	(66,981)	(101,681)	(192,426)	(29,038,541)
USD foreign exchange rate	0.71	1.22	0.69	9.46
Balance sheet exposure in equivalent USD	(94,339)	(83,482)	(278,492)	(3,068,018)

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

4. Financial instruments and risk management (continued)

Currency risk sensitivity analysis

A 10 percent strengthening (weakening) of the US dollar against the above currencies at December 31 would have increased (decreased) net income by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant:

2009	Gain (loss)
EUR	14,036
CAD	(53,689)
GBP	3,217
ZAR	56,012

2008	Gain (loss)
EUR	8,576
CAD	7,589
GBP	25,317
ZAR	278,911

(ii) Interest rate risk

Interest rate risk arises from interest accruing on advances from the minority holder of the Bisha project at LIBOR plus 4%.  The interest incurred on the minority interest advances is capitalized to construction-in-progress.

The loan from the minority interest (note 10(b)) incurs interest at a rate of six month LIBOR plus 7% and as a result, interest expense fluctuates with changes in LIBOR.

(iii) Other market risk

Equity price risk arises from available-for-sale equity securities and the Company’s exposure at December 31, 2009 was $1,283,730 (2008 - $290,969).  The shares are publicly traded with an average daily volume during 2009 of approximately 80,000 (2008 - 74,000) shares, market price quotes are readily available, and their carrying value is equal to their fair value as of December 31, 2009.  The Company has determined the fair value of these shares using Level 1 inputs which are quoted prices (unadjusted) in active markets for identical assets.

Other market risk sensitivity analysis

During 2009 the price per share of the short term investment traded between Cdn $0.03 and Cdn $0.16.  The general trend was for the price to increase throughout the year.  The closing price was Cdn $0.16.  A Cdn $0.02 decrease in the market price of the short-term investment at December 31, 2009 would have decreased short-term investments and increased other comprehensive loss by $160,466 (2008 - $290,969).  This analysis assumes that all other variables, in particular foreign exchange rates, remain constant (a Cdn $0.02 increase in the fair market value at December 31 would have had the equal but opposite effect).

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

5. Capital management

The Company manages its cash and cash equivalents, common shares, stock options, and warrants as capital.  The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.  To meet these objectives, the Company ensures it has sufficient cash resources to meet 60 days of operations.

6. Short-term investments
Short-term investments were composed of 8,432,500 shares (December 31, 2008 – 8,860,000 shares) in PMI Gold Corporation.

As of December 31, 2008 the Company determined that the decline in value of short–term investments was other-than-temporary and short-term investments were written-down to their market value of $290,969 resulting in an impairment for 2008 of $2,438,264.  As of March 31, 2009 there was a further decline in value of short-term investments and short-term investments were written-down to their market value of $245,857 resulting in an impairment for 2009 of $45,112.  All subsequent increases in value have been recorded as other comprehensive income.

7. Accounts receivable and prepaids

		2009	2008
Advances to vendors		$1,602,164	$1,248,189
Prepaid expenses		851,837	361,972
VAT receivable		503,036	170,395
Other receivables		243,469	61,056
	$		$1,841,612

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

8. Property, plant and equipment

		2009	2008

Mineral properties		$671,802	$507,800
Reclamation and closure		410,000	-
Construction-in-progress, Bisha mine		116,794,835	41,666,869
Plant and equipment at cost less accumulated amortization of $1,428,717 (2008 - $733,929)		8,049,712	1,220,247
	$		$43,394,916

The Company’s mineral properties are located in western Eritrea, a country located in the northeast part of Africa. The properties consist of a 94.5 km² exploration license and a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license.  The mining license for the gold-copper-zinc Bisha project was granted in 2008 for an initial period of 20 years.  The Eritrean state participation in the Bisha project is described below in note 10.

Development of the Bisha mine commenced in early 2008 and is scheduled for commissioning in late 2010.  Upon production, Nevsun’s interest in the Bisha mine is subject to a 1.5% net smelter return royalty in favour of an arms-length third party.

9. Asset retirement obligation

The Company’s asset retirement obligation consists of costs accrued based on the current best estimate of mine reclamation and closure activities that will be required at the Bisha site upon completion of mining activity.  These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition.  The Company’s provision for future site closure and reclamation costs is based on known legal requirements and estimates prepared by a 3rd party specialist.  It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a credit adjusted risk-free discount rate of 5.03% and an inflation factor of 3.0% in estimating the Company’s asset retirement obligation.  Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2009, the total undiscounted liability for asset retirement obligations is estimated to be approximately $732,000.  The cash expenditures are expected to occur over a period of time extending several years after the mine’s projected closure.

10. Minority interest related amounts
		2009		2008
Deferred credit (a)		$25,000,000		$25,000,000
Loan (b)		20,000,000		-
Advances by minority interest (c)		36,804,805		13,530,955
	$		$

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

10. Minority interest related amounts (continued)

(a)

On October 26, 2007 the Company and the State-owned Eritrean National Mining Corporation (ENAMCO) entered into an agreement to increase the State’s participation in the Bisha project.  ENAMCO agreed to purchase at fair value a 30% paid participating interest to add to its 10% free participating interest provided by Eritrean mining legislation, resulting in a total State participation of 40% (30% contributing; 10% free carried).  The final amount to be paid by the State will be determined by an independent valuator and shall be based on the net present value of 30% of the project, as evaluated upon the first shipment of gold from the mine.  As a first provisional payment, ENAMCO paid the Company $25,000,000 during Q1 2008.  The provisional payment has been recorded as a deferred credit.

(b)

On August 18, 2009 the Company and ENAMCO entered into a loan agreement with ENAMCO advancing $20,000,000.  The loan incurs interest at a rate of six month US dollar LIBOR plus 7%, compounded annually and paid semi-annually starting January 10, 2010.  Repayment of the loan is scheduled over six semi-annual payments commencing on January 10, 2011.  The principal of the loan may be reduced by any amounts owing to the Company by ENAMCO, including any amounts owing that may arise in connection with the determination of the net present value of 30% of the project as described in (a) above.  As of December 31, 2009 there was accrued interest on the loan of $451,174 that was capitalized to property, plant and equipment.

(c)

As of December 31, 2009 ENAMCO had advanced $34,995,000 (2008 - $13,135,000) to the Bisha project as part of its requirement to provide one third of owners’ financing contributions, recorded as advances by minority interest and has earned $1,809,805 (2008 - $395,955) in interest on those advances, which was capitalized to construction-in-progress.  These shareholder advances are pursuant to a shareholder agreement between the Company and ENAMCO and are to be repaid out of the cash flow from the Bisha operations.  The interest and advances are not callable and are without fixed terms of repayment.

11. Share capital
(a) During February 2010 the Company increased its authorised share capital from 250,000,000 common shares to an unlimited number of common shares without par value.
(b) Private placement
During October 2009 the Company issued 11,500,000 common shares at Cdn $2.85 per share in a non-brokered private placement.
(c) Stock options

The Company’s shareholders approved an amended stock option plan in April 2006.  The stock option plan is designed to attract and retain individuals and to reward them for current and expected future performance.  The maximum term of the options granted is ten years.  The vesting periods of stock options granted vary with terms determined by the board of directors.  Under the plan the Company is authorized to grant stock options of up to ten percent (10%) of the number of common shares issued and outstanding.

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

11. Share capital (continued)

The Company has recorded the fair value of all options granted since January 1, 2003 using the Black-Scholes model.  Stock based compensation costs are amortized over their vesting periods of 12 months and options costs were calculated using the following weighted average assumptions:  expected life of option 5 years (2008 – 5 years), stock price volatility 58% (2008 – 51%), no dividend yield (2008 – no dividend yield), and a risk-free interest rate yield of 2% (2008 – 3%).  The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

The year ended December 31, 2009 included $1,878,100 (2008 - $1,954,147) in stock based compensation costs, $1,696,343 (2008 $1,778,431) of which were included in general and administrative expenses, with the remaining $181,757 (2008 – $175,716) capitalized to property, plant and equipment.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2007	6,617,500	$2.78
Granted	2,455,000	1.34
Expired	(2,115,000)	3.12
Exercised	(135,000)	0.37
Outstanding, December 31, 2008	6,822,500	$2.21
Granted	2,460,000	1.72
Expired	(715,000)	4.76
Exercised	(672,500)	2.15
Outstanding, December 31, 2009	7,895,000	$1.83

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	2,315,000	$0.65 to $1.35	3.6 years
Vested (exercisable)	830,000	$1.72	0.9 years
Vested (exercisable)	1,345,000	$2.00 to $2.36	2.3 years
Vested (exercisable)	945,000	$3.07	1.9 years
Un-vested	2,430,000	$1.70	4.7 years
Un-vested	30,000	$3.15	4.9 years
Total			3.2 years
The weighted average price of options exercisable at the end of the year was Cdn $1.88 (2008 - $2.69).

(d) Shares reserved for issuance (fully diluted):
Number of shares
Issued and outstanding at December 31, 2009	140,461,822
Reserved for options (note 11(c))	7,895,000
Shares reserved for issuance (fully diluted) at December 31, 2009	148,356,822

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

12. Discontinued operations
In May 2008 the Company sold its Mali operations for $20 million plus a 1 % net smelter return royalty for a gain on sale of $3,796,142.
A summary of discontinued operations is as follows:

	2009	2008
Revenue	$-	$261,691
Operating costs (i)	-	(2,356,103)

Operating loss	-	(2,094,412)

Other income	-	273,552

Gain on disposal of discontinued operations	-	3,796,142
Income from discontinued operations for the year.	$-	$1,975,282

(i) Operating costs include costs of sales and mining; exploration, general and administrative expenses.

Cash flow from discontinued operations:
	2009	2008
Cash provided by (used for):
Income for the year	$-	$1,975,282
Non-cash items and changes to non-cash operating capital	-	(3,819,974)
Operations	-	(1,844,692)
Investments	-	19,776,589
Financing	-	(1,140,574)
	$-	$16,791,323

13. Income taxes
(a) Tax losses and tax assets

At December 31, 2009, the Company has available losses for income tax purposes in Canada totalling approximately $21,000,000 (2008 - $16,000,000) and loss carry forwards in foreign jurisdictions of approximately $7,000,000 (2008 - $7,000,000) which, if not utilized to reduce income in future periods, expire through 2026.  Access to the loss carry forwards in the future may be restricted.

As at December 31, 2009, the tax effect of the significant components within the Company’s future tax asset, are as follows:

	2009	2008

Property, plant and equipment	$12,106,000	$11,624,000
Loss carry forwards	5,748,000	4,136,000
Short-term investments	181,000	397,000
	18,035,000	16,157,000
Valuation allowance	(18,035,000)	(16,157,000)

Net future income tax asset	$-	$-
(b) Reconciliation of income taxes:
	2009	2008

Tax recovery at statutory rate of 30% (2008 – 31%)	$(1,652,336)	$(2,375,063)
Tax effect of:
Non-deductible amounts	98,585	1,577,516
Benefit of tax losses not recognized	2,079,335	3,971
Difference in tax rates of foreign jurisdictions	85,769	4,752
Foreign exchange differences	(611,353)	788,824
	$-	$-

NEVSUN RESOURCES LTD.

Notes to Consolidated Financial Statements

(Expressed in United States dollars, unless otherwise stated)

Years ended December 31, 2009 and 2008

14. Commitments and contingencies
As of December 31, 2009 the Company had purchase commitments for the Bisha project in the amount of approximately $22 million, all of which are due in 2010.

The Company has arranged an environmental bond, which is renewable annually, for the Bisha Project for $2,000,000 at a cost of 1% per annum.

During the year the Company’s subsidiary, Bisha Mining Share Company (BMSC) arranged debt facilities totalling $235,000,000 for the Bisha project.  The debt package is a mix of senior and subordinated facilities from a lending group comprised of seven institutions from Europe and South Africa.

The facilities are secured by all of the assets of the Bisha project as well as Nevsun’s interest in the shares of BMSC. Nevsun has also provided a guarantee to the extent of two thirds of all financial obligations of the facilities.  Subsequent to December 31, 2009 the Company proceeded with an all equity approach to financing the Bisha project (note 16).

15. Segmented information

The Company conducts its business as a single operating segment being the mining business in Africa.  All mineral properties and equipment are situated in Africa.  Investment revenues were earned principally from international sources.

16. Subsequent events

On February 19, 2010 the Company raised Cdn $117,000,000 gross proceeds in a non-brokered private placement financing of 52,000,000 common shares at Cdn $2.25 per share.

During Q1 2010 the Company expensed approximately $8 million of costs that at December 31, 2009 were treated as deferred finance costs and included in property plant and equipment plus an additional approximately $2 million of costs incurred during Q1 2010 related to the project financing.  The write-off arose in Q1 2010 when the Company proceeded with an all equity approach to financing the Bisha project instead of using project debt.